Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

VIA EDGAR

March 11, 2026

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn:     Timothy S. Levenberg
            Kevin Dougherty

Re:	Energea Portfolio 2 LP Post-Qualification Amendment No. 4 on Form 1-A POS Filed February 17, 2026 File No. 024-12347

Gentlemen:

Energea Portfolio 2 LP (the "Company" or "we") hereby transmits its response to the comment letter received from the staff (the "Staff") of the U.S. Securities and Exchange Commission, dated March 6, 2026 regarding the Company's post-qualification amendment on Form 1-A POS filed on February 17, 2026 (the "Post-Qualification Amendment"). For the Staff's convenience, we have repeated below the Staff's comments in bold and have followed each comment with the Company's response. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Post-Qualification Amendment.

Description of Property, page 25
1. Please update for the additional property disclosed in the Form 1-U filed January 26, 2026.

Response: The Company has updated the Description of Property section on pages 25-26 of the Post-Qualification Amendment to include disclosure regarding the additional property previously reported in the Company's Current Report on Form 1-U filed on January 26, 2026. The Description of Property section has been revised accordingly to reflect the inclusion of this additional Project.

Exhibits
2. Please file an updated auditor's consent with your next amended filing.

Response: The Company has obtained an updated auditor consent letter, dated March 7, 2026, relating to the audited financial statements for the fiscal year ended December 31, 2024. The updated auditor consent has been filed as Exhibit 11.1 to the Post-Qualification Amendment.

General
3. Please file updated financial statements in accordance with Part F/S (b)(3), (b)(4), and (b)(5) of Form 1-A.

Response: The Company has updated the financial statement disclosure. The Post-Qualification Amendment incorporates by reference the Company's audited financial statements for the fiscal year ended December 31, 2024, included in the Company's Annual Report on Form 1-K, and the Company's unaudited interim financial statements for the six months ended June 30, 2025, included in the Company's Semi-Annual Report on Form 1-SA. In addition, the Management's Discussion and Analysis section has been updated to reflect operating results through June 30, 2025.

The Company believes that these updates satisfy the requirements of Part F/S (b)(3), (b)(4), and (b)(5) of Form 1-A.

We thank the Staff for its review of the foregoing and the Post-Qualification Amendment. If you have further comments, please feel free to contact our counsel at jande@mccarter.com or by telephone at (732) 867-9744.

Very truly yours,
Energea Portfolio 2 LP

By: Energea Global, LLC Its: General Partner

By:
Name:	Mike Silvestrini
Title:	Managing Partner

cc: Jed Ande, Esq.